SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. __)*

GALAXY NUTRITIONAL FOODS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

36317Q104

(CUSIP Number)

Michel P. Troussier
Fromageries Bel S.A.
16, Bd Malesherbes 75008
Paris, France
(00 33 1 40 07 74 00)

(Name, address and telephone number of person
authorized to receive notices and communications)

May 30, 2003

(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 36317Q104	SCHEDULE 13D	Page 2 of 10 Pages

1.	Name of Reporting Person: Fromageries Bel S.A. [IRS#: 00-0000000]		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,111,112

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,111,112

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,111,112

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 36317Q104	SCHEDULE 13D	Page 3 of 10 Pages

1.	Name of Reporting Person: Unibel [IRS#: 00-0000000]		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,111,112

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,111,112

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,111,112

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.7%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 36317Q104	SCHEDULE 13D	Page 4 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 (the “Common Stock”), issued by Galaxy Nutritional Foods, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2441 Viscount Row, Orlando, Florida 32809.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  This statement is filed on behalf of Fromageries Bel S.A., a French corporation and Unibel, a French limited partnership. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

     (b)  The address of the principal business and principal office of Fromageries Bel S.A. and Unibel is 4 rue d’Anjou, 75008 Paris, France.

     (c)  The principal business of Fromageries Bel S.A. is that of the production of cheese and other dairy products and the principal business of Unibel is that of private investment, engaging in the purchase and sale of securities for investment for its own account, specifically the securities of Fromageries Bel S.A.

     (d)  The names, present principal occupation, or employment and the name, principal businesses and address of any corporation or other organization in which such employment is conducted of all executive officers and directors of Fromageries Bel, S.A. and Unibel are listed on Exhibit 1 hereto. All such individuals are citizens of France.

     (e)  None of the persons referred to in paragraph (a) or (d) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f)  None of the persons referred to in paragraph (a) or (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (g)  Fromageries Bel S.A. is a French corporation and Unibel is a French limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the Common Stock beneficially owned by the Reporting Persons is $2,000,000. The shares of Common Stock purchased by the Reporting Persons were purchased with the working capital of Fromageries Bel S.A..

     No shares of Common Stock beneficially owned by the Reporting Persons are held in margin accounts.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. The shares may be disposed of at any time.

     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D except for the designation of a member of the Board of Directors of the Company as described below. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

     In connection with its investment in the Company’s equity securities and pursuant to the terms of that certain Securities Purchase Agreement, dated May 21, 2003, by and between Fromageries Bel S.A. and the Company (the “Securities Purchase Agreement”), Fromageries Bel S.A. designated a representative (the “Designee”) which was appointed to the Company’s Board of Directors until the next annual meeting of the shareholders. During such time as that certain Master Distribution and License Agreement, dated May 22, 2003, by and between Fromageries Bel S.A. and the Company (the “License Agreement”) is in full force and effect, the Company shall nominate the Designee for consideration of the shareholders as a proposed member of the Company’s Board of Directors for each annual (or other) meeting of shareholders at which the Designee’s seat shall become open for election.

CUSIP No. 36317Q104	SCHEDULE 13D	Page 5 of 10 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 12,755,286 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 14, 2003, as reflected in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) for the fiscal quarter ended December 31, 2002.

     As of the close of business on June 9, 2003:

(i) Fromageries Bel S.A. owns directly and beneficially 1,111,112 shares of Common Stock, constituting approximately 8.7% of the shares outstanding.

(ii) Unibel owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), Unibel may be deemed to own beneficially the 1,111,112 shares of Common Stock beneficially owned by Fromageries Bel S.A..

     (b)  Each of the Reporting Persons has the power to vote on all of the shares of Common Stock and to dispose of all of the shares of Common Stock beneficially owned by it.

     (c)  Aside from the purchase of all 1,111,112 shares of Common Stock in a transaction governed by the provisions of the Securities Purchase Agreement, the Reporting Persons have not engaged in any transactions in the Common Stock during the 60 days preceding the date of the filing of this Schedule 13D. The 1,111,112 shares of Common Stock were purchased by Fromageries Bel S.A. in a transaction that was consummated on May 30, 2003 at a price of $1.80 (U.S.) per share.

     (d)  No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons do not, individually or collectively, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the following:

     As described in Item 4 and Item 5 herein, Fromageries Bel S.A. entered into the Securities Purchase Agreement with the Company. The shares purchased under the Securities Purchase Agreement are restricted securities that have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemptions and registration requirements. The Company has undertaken, pursuant to the terms of that certain Registration Rights Agreement, dated May 21, 2003, by and between Fromageries Bel S.A. and the Company (the “Registration Rights Agreement”), the obligation to file a registration statement with the Securities and Exchange Commission within 180 days of closing to register the shares issued in the private placement.

     In addition, the Company entered into the License Agreement with Fromageries Bel S.A. Under the License Agreement, the Company has granted Fromageries Bel S.A. exclusive distribution rights for the Company’s products (the “Products”) in a territory comprised of the European Union States and to more than 21 other European countries and territories (the “Territory”). The Company has also granted Fromageries Bel S.A. the exclusive option during the term of the Agreement to elect to manufacture the Products designated by Fromageries Bel S.A. for distribution in the Territory.

     The term of the License Agreement is ten years, provided that either of the parties may elect to terminate the License Agreement by delivery of notice to the other between March 24, 2007 and May 22, 2007, which termination shall be effective as of first anniversary of the date of the notice of termination. Alternatively, the parties may mutually agree to continue operating under the License Agreement, to convert the License Agreement to a manufacturing and license agreement, or to terminate the License Agreement.

     The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement and the License Agreement are qualified in their entirety by reference to each such agreement which is filed as an exhibit to this Schedule 13D and is hereby incorporated herein by reference.

CUSIP No. 36317Q104	SCHEDULE 13D	Page 6 of 10 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Executive Officers and Directors.

Exhibit 2	Statement of Joint Schedule 13D Filings.

Exhibit 3	Securities Purchase Agreement, dated May 21, 2003. (1)

Exhibit 4	Registration Rights Agreement, dated May 21, 2003. (2)

Exhibit 5	Master Distribution and License Agreement, dated May 22, 2003. (3)

(1)	Filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, dated May 30, 2003 (the “May 2003 8-K”) and incorporated by reference herein.

(2)	Filed as Exhibit 10.9 to the May 2003 8-K and incorporated by reference herein.

(3)	Filed as Exhibit 10.22 to the May 2003 8-K and incorporated by reference herein.

CUSIP No. 36317Q104	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 9th day of June, 2003.

Fromageries Bel S.A.

By: /s/ Michel P. Troussier

Name: Michel P. Troussier Title: Director of Finance

Unibel

By: /s/ FIEVET

Name: FIEVET Title: Managing Director

CUSIP No. 36317Q104	SCHEDULE 13D	Page 8 of 10 Pages

Exhibit 1

EXECUTIVE OFFICERS AND DIRECTORS

     *All officers and directors listed below have their principal place of business at Fromageries Bel S.A. or Unibel as indicated below. The address of employment for all officers and directors listed below is 4 rue d’anjou, 75008 Paris, France.

Fromageries Bel S.A.

NAME	OFFICE AND ADDRESS OF EMPLOYMENT*

Gerard Boivin	Title: Chairman and Managing Director

Michel Arnaud	Title: Director of Research, Development, and Food Safety

Francis Le Cam	Title: Director of European Affairs

Hubert Mayet	Title: Director of Industrial Relations

Marina Menu	Title: Director of International Affairs

Francoise Bussy	Title: Director of Human Resources

Eric de Poncins	Title: Director of Strategic Planning

Michel P. Troussier	Title: Director of Administration and Finance

Patrice Videlier	Title: Director of Group Marketing

Catherine Sauvin	Title: Director

François Bel	Title: Director

Antoine Fiévet	Title: Director

Philippe Giroux	Title: Director

Michaël Hofmann	Title: Director

Luc Luyten	Title: Director

Johnny Thijs	Title: Director

UNIBEL, represented by Philippe Deloffre	Title: Director

CUSIP No. 36317Q104	SCHEDULE 13D	Page 9 of 10 Pages

Unibel

NAME	OFFICE AND ADDRESS OF EMPLOYMENT

Catherine Sauvin	Title:	Managing Partner

Antoine Fievet	Title:	Managing Partner

François Bel	Title:	Chairman of Supervisory Board

Eliane Fievet	Title:	Member of Supervisory Board

Valentine Fievet	Title:	Member of Supervisory Board

Laurent Fievet	Title:	Member of Supervisory Board

Roger Moriaux	Title:	Member of Supervisory Board

CUSIP No. 36317Q104	SCHEDULE 13D	Page 10 of 10 Pages

Exhibit 2

STATEMENT OF JOINT SCHEDULE 13D FILINGS

     Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

June 9, 2003

Fromageries Bel S.A.

By: /s/ Michel P. Troussier

Name: Michel P. Troussier Title: Director of Finance

Unibel

By: /s/ FIEVET

Name: FIEVET Title: Managing Director